TRANSGLOBE ENERGY CORPORATION PROVIDES
MID-QUARTER UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta – March 10, 2008 / TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce a mid-quarter production and operating update. All dollar values are expressed in United States dollars unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Production Summary

The Company’s total production averaged approximately 6,970 Boepd in January and 7,800 Boepd in February. New wells, estimated to increase total Company production to approximately 8,000+ Boepd for March 2008, were brought on production during February on the West Gharib leases. The estimated 8,000+ Boepd in March 2008 represents a 17 percent increase over the fourth quarter of 2007 (6,837 Boepd) as a result of new wells and the acquisition of additional interest in the West Gharib producing assets in Egypt on February 5th.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT (“Egypt”)

West Gharib (75% to 100% working interest, TransGlobe operated)

Operations and Exploration
TransGlobe assumed operatorship of the West Gharib properties on September 25, 2007. During the first 150 days of operating these assets, the Company:

  integrated TransGlobe offices and offices belonging to former owner of assets into one location;
  hired an expatriate General Manager with extensive Egypt experience for the Cairo office;
  hired a geologist, a geophysicist and an engineer to work on the West Gharib project in the Calgary office;
  acquired an additional 30% working interest in the properties;
  drilled two new oil wells, both now producing, increasing oil production by 500 Bopd to 3,400 Bopd gross;
  completed drilling on a third development well in the Hana field; this well is anticipated to commence producing by the end of March;
  initiated a Health, Safety and Environment program for the office and field operations;
  initiated a 3-D seismic program, with work to commence in April 2008;
  contracted a third drilling rig, scheduled to commence work in July 2008;
  received approval for the East Hoshia Development lease, increasing total West Gharib lands to 52,900 acres.

TransGlobe has budgeted $29.0 million for exploration and development capital projects on the West Gharib leases during 2008.

REPUBLIC OF YEMEN (“Yemen”)

YEMEN EAST - Masila Basin
Block 32 (13.81087% working interest)

Operations and Exploration
One development well was completed and placed on production (Dec. 28) in the Godah field. A new exploration well commenced drilling to the west of the Tasour field in early March. Four additional wells are scheduled for Block 32 during 2008.

A six-inch natural-gas pipeline connecting the Godah production facility to the Tasour Central Production Facility (“CPF”) is being constructed to supply associated gas production to the Tasour CPF for fuel gas. It is expected that up to 60% of diesel being consumed for power generation can be replaced with natural gas, resulting in lower operating costs. The gas project is expected to be completed in the first quarter of 2008.

Block 72 (33% working interest)

Operations and Exploration
A seismic acquisition program, consisting of 410 km2 of 3-D and 98 km of 2-D seismic is nearing completion, and mapping is expected to be carried out during the second quarter of 2008. An exploration well is expected to commence drilling in the second half of 2008, following the interpretation of the new seismic data. The first exploration phase of Block 72 has been extended 12 months to January of 2009.

YEMEN WEST- Marib Basin
Block S-1 & Block 75 (25% working interest)

Operations and Exploration
Gas injection has commenced in the western portion of the field to improve production performance and increase recoverable reserves. It has been proposed to the Ministry of Oil and Minerals (“MOM”) that natural gas from the An Naeem #1 well be used to augment this injection. The Block S-1 Joint Venture group is also considering possibilities for a gas sales agreement utilizing known deposits of gas on S-1. At present, TransGlobe has not booked the significant gas reserves associated with the An Naeem discovery. An approved gas development plan is required to proceed with recognizing the reserves and proceed with development.

A combined 400 km² 3-D seismic program is planned for 2008 to define additional exploration drilling locations on the northwest portion of Block S-1 and the north portion of Block 75.

CANADA

As previously announced, TransGlobe has engaged Tristone Capital to assist in seeking a buyer for the Canadian assets. It is anticipated a sale of the Canadian assets could be completed by April 2008, subject to satisfactory terms being achieved.

TransGlobe Energy Corporation is a Calgary-based oil and gas producer with proved reserves and production operations in the Arab Republic of Egypt, the Republic of Yemen and in Alberta, Canada. TransGlobe owns working interests in more than 6.8 million acres across their operating regions. TransGlobe’s common shares trade as on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters

For further information, please contact:

Ross G. Clarkson, President & C.E.O.
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Lloyd W. Herrick, Vice President & C.O.O.
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Anne-Marie Buchmuller, Manager, Investor
Relations & Assistant Corporate Secretary

Executive Offices:
#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com